EXHIBIT 10.5


                AGREEMENT FOR THE RENDITION OF FACTORING SERVICES

                      EXECUTED ON JULY 8, 2003 IN TEL AVIV



Between
INVESTEC BANK (ISRAEL) LTD.                                   ("FACTOR")

And
ELTEK LTD.                                                    ("CLIENT")1


WHEREAS Factor engages in the rendition of Factoring Services to clients, as specified in this agreement; and

WHEREAS Client is interested in receiving Factoring Services from Factor, pursuant to the terms and conditions of this agreement;


     THEREFORE, THE PARTIES HAVE AGREED, STIPULATED AND DECLARED AS FOLLOWS:

1. DEFINITIONS

     1.1 "RECEIVABLE" means all sums due to Client from an Account Debtor, for merchandise sold or services rendered, plus interest and expenses relating to said sums, with the exception of:

          1.1.1 Sums due for sales that are based on non-standby documentary letters of credit;

          1.1.2 Sums due for transactions of cash against delivery of title or shipping documents, or any other delivery against cash;

          1.1.3 Sums due to Client from an Account Debtor in which Client holds means of control or which holds means of control in Client, either directly or indirectly. In this section, "means of control" shall mean the holding of 25% of the share capital, the right to appoint a director, the right to receive a dividend on shares as aforesaid or to direct the acts of the Account Debtor or the Client, as the case may be.

     1.2 "APPROVED RECEIVABLE" means a Receivable for which Client shall have submitted an application for a factoring line, which application shall have been approved by Factor, within the limits and pursuant to the terms and conditions of such approval (ANNEX A hereto), and subject to the following provisions:

1 Translator's note: Literally, `Factor' is referred to in the original Hebrew text as `Bank', and `Client' as `Supplier'. The terms `Factor' and `Client' used in the translation have been chosen due to their higher incidence in American factoring agreements.

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          1.2.1 The Receivable shall be within the Factoring Line Ceiling approved by Factor.

          1.2.2 The Factoring Line shall not have been terminated in accordance with the terms of this agreement.

          1.2.3 Factor's consent to the assignment of the rights under the Invoice for the Receivable shall not have been withdrawn pursuant to the terms of this agreement.

          1.2.4 Account Debtor shall have no Defenses, as defined below, against Client.

          1.2.5 Client shall have committed no fundamental breach of this agreement.

          1.2.6 The Receivable shall have been created due to a shipment made or a service rendered after the date of filing of the application for approval of a factoring line.

          1.2.7 The Underlying Transaction agreement shall contain no provision barring the institution of legal proceedings and the receipt of a judgment or arbitration award.

     1.3 "ACCOUNT DEBTOR" means the buyer of merchandise or services from Client, who is named in the application for approval of a factoring line that is approved by Factor.

     1.4 "INVOICE" means an invoice issued by Client to Account Debtor pursuant to the Underlying Transaction.

     1.5 "DEFENSE" means any right, demand or claim due to a Receivable, including setoffs, liens or counterclaims, arising from any cause, and any claim relating to the quality of the product or service or the manner of performance of the Underlying Transaction by Client.

     1.6 "DATE OF COMMENCEMENT OF THE DISPUTE" means the date on which Factor, Indemnifier or Client learns of the existence of a Dispute, whichever is earlier.

     1.7 "INSURER" means the insurer under an insurance policy issued in connection with the Underlying Transaction or the Factoring Services.

     1.8 "DISPUTE" means Account Debtor's refusal to pay Receivable due to a Defense.

     1.9 "INDEMNIFIER" means an Import Factor or an Insurer.

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     1.10 "UNDERLYING TRANSACTION" means a transaction between the Client and an
     Account Debtor for the sale of merchandise or the rendition of services.

     1.11 "IMPORT FACTOR" means an entity providing Factoring Services and assuming an undertaking to pay the sum of the Receivable to Factor for the shipping of merchandise or the rendition of services to or at the country in which it is located or another country.

     1.12 "FACTORING LINE" means a framework for the provision of Factoring Services to Client for Underlying Transactions, as approved by Factor.

     1.13 "RATE OF RETENTION" means the rate determined in the Factoring Line Terms and Conditions as that portion of an approved Invoice for which no advances shall be paid by Factor.

     1.14 "FACTORING SERVICES" means the provision of a Factoring Line, the provision of an undertaking to pay an Approved Receivable, the monitoring of customer Receivables and handling the collection thereof, all subject to the terms and conditions of this agreement.

     1.15 "FACTORING LINE TERMS AND CONDITIONS" means the terms and conditions under which Factor approved the Factoring Line.

     1.16 "FACTORING LINE CEILING" means the sum of the Factoring Line, as approved by Factor.

     1.17 "PAYMENT PURSUANT TO THE UNDERTAKING" means a payment made or required to be made by Factor, pursuant to its undertaking in Sections 22 and 26 hereof.

     1.18 "ADVANCE FEE" means the sum to be deducted from each Invoice as the consideration due to Factor for advances paid thereby on Approved Receivables.

2. UNDERTAKING TO ASSIGN RIGHTS

     Unless revoked in accordance with the provisions of this agreement, Client undertakes to irrevocably assign to Factor, in an absolute assignment by way of a sale,2 pursuant to the Obligations Assignment Law, 5729-1969, all sums due thereto from an Account Debtor by virtue of any Receivable, in full, regardless of whether the Receivable shall or shall not have been approved, all in accordance with the terms and conditions of this agreement, and the terms and conditions of the Assignment of Right and Notice of Furnishing of Trade Invoices, ANNEX B hereto.

2 Translator's note: Although the original punctuation mark at this point in the text is a period, a comma was most probably intended in its place.

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     It is clarified that the absolute assignment by way of a sale of Client's right to sums due and to be due thereto from an Account Debtor, is performed solely due to the fact that Factor undertakes to pay Client, pursuant to the terms of this agreement, the sum of the assigned Receivable, if the Account Debtor defaults thereon. Therefore, the payment of an advance on account of such Receivable and the calculation of the Advance Fee shall neither add to, nor derogate from nor modify any of Factor's and Client's rights and liabilities with respect to such assignment.

3. ADDITIONAL ASSIGNMENT

     Factor shall be entitled, at the discretion thereof, to further assign a right under any Receivable to any third party, according to Factor's choice, including to an Indemnifier (an "ADDITIONAL ASSIGNMENT"), all under the terms and conditions of this agreement.

4. SUBMISSION OF AN APPLICATION FOR A FACTORING LINE AND APPROVAL THEREOF BY FACTOR

     4.1 Client may submit an application to Factor to approve a Factoring Line in connection with a certain Account Debtor.

     4.2 Factor shall have absolute discretion on whether to approve the Factoring Line application, in whole or in part, and/or to condition the approval upon reasonable conditions.

     4.3 If approved by Factor, the terms and conditions of the Factoring Line, as approved, shall become an integral part of this agreement.

5. DEVIATION FROM FACTORING LINE CEILING

     5.1 If Client shall exceed the Factoring Line Ceiling, Factor shall be entitled to terminate the Factoring Line with advance notice of 45-60 days.

     5.2 If Client shall exceed the Factoring Line Ceiling, the amount of the deviation shall be deemed an unapproved Receivable.

     5.3 If part of the sum of any Invoice furnished to Factor shall be within the Factoring Line Ceiling and the other part in excess thereof, and so long as such Invoice is not fully contained within the ceiling framework, then the portion exceeding the Factoring Line Ceiling shall be deemed an unapproved Receivable.

     5.4 If Factor is furnished with several Invoices relating to a single Factoring Line, the order of inclusion thereof in the Factoring Line shall be in accordance with the payment due date of each Invoice.

     5.5 If Factor shall have received several Invoices together, only part of the aggregate sum of which lies within the framework of the Factoring Line Ceiling, then Factor shall be authorized to determine, at the discretion thereof, which of the Invoices shall be deemed as Invoices for Approved Receivables, and which for unapproved Receivables.

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     5.6 In the event of termination of the line, Factor shall first make payment on account of Receivables approved at the time of termination, and only thereafter, subject to the collection thereof by Factor, on account of unapproved Receivables.

6. TERMINATION OR REDUCTION OF FACTORING LINE CEILING

     6.1 Factor shall be entitled to terminate or reduce a Factoring Line Ceiling at the discretion thereof, by giving notice to Client at least 90 days in advance.

     6.2 In the event that Factor shall have decided to reduce the Factoring Line, and shall have notified Client thereof, Client shall be deemed to have consented to the Factoring Line Terms and Conditions, as modified by Factor, if it shall have deposited additional Invoices with Factor for the receipt of Factoring Services therefor after the notice is given.

     6.3 Factor shall be entitled to terminate or reduce a Factoring Line, immediately after giving prompt notice in writing, while giving concurrent notice in writing, verbally or by telephone, if an Indemnifier shall terminate or reduce the factoring line maintained thereby for an Account Debtor or if Client, Factor or Indemnifier shall receive information on the condition of an Account Debtor or Client having a material adverse effect, according to Factor's or Indemnifier's reasonable discretion, on their ability to pay their debts.

     6.4 Nothing in this section shall derogate from any other remedy available to Factor pursuant to any law or agreement, including the possibility available to Factor to terminate the agreement.

7. FURNISHING OF INVOICES TO FACTOR

     Upon issuance of an Invoice for a Receivable, Client undertakes to furnish a copy thereof to Factor, together with an "Assignment of Right and Notice on the Furnishing of an Invoice", in the form attached hereto as ANNEX B.

8. CLIENT'S UNDERTAKINGS IN CONNECTION WITH THE ASSIGNMENT OF A RIGHT PURSUANT TO AN INVOICE

     Client undertakes that:

     8.1 Any Invoice for a Receivable to be issued to an Account Debtor, shall correspond to the Underlying Transaction in accordance with the Factoring Line Terms and Conditions, as approved by Factor.

     8.2 Any right to any Receivable pursuant to an Invoice assigned to Factor under this agreement shall be due to Client, at the time of performance of any assignment, for an existing Underlying Transaction performed thereby in its ordinary course of business, in good faith and in full conformity with the terms and conditions of the Underlying Transaction.

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     8.3 In the event that the Underlying Transaction which is the subject of the right assigned to Factor shall be a sale of merchandise, the sale shall be complete and perfected, and not conditional.

     8.4 Client shall be entitled to the full sum of any Invoice issued to an Account Debtor, a copy of which shall be furnished to Factor. Without derogating from the generality of the aforesaid:

          8.4.1 The amount due under the Invoice shall be after deduction of any down payments made by Account Debtor to Client.

          8.4.2 To Client's best knowledge, neither Account Debtor nor any third party shall, at the time of assignment of the Receivable, have any Defense against the Receivable which is the subject matter of the Invoice.

     8.5 Any right due to any Receivable assigned to Factor by Client pursuant to this agreement, shall be assignable under any law or agreement.

     8.6 There shall be no lawful or contractual impediment to Factor's assignment of any right due to any Receivable, in an Additional Assignment to any third party, including an Indemnifier.

     8.7 Factor is relying upon Client's undertakings in its consent to provide Factoring Services pursuant to this agreement.

9. MODIFICATION, WAIVER OR COMPROMISE

     After the furnishing of any Invoice to Factor, Client shall neither modify nor agree to any modification of the Underlying Transaction, nor to any waiver or compromise, without Factor's prior written consent.

10. NOTICE OF REDUCED PAYMENT, RETURNS OR CLAIMS RAISED BY ACCOUNT DEBTOR

     Client undertakes to notify Factor promptly of any return of merchandise by Account Debtor or any claim raised by Account Debtor in connection with the Receivable.

11. NO RIGHT TO ASSIGN

     Should it transpire that Client shall not have been entitled to assign the right to Factor and/or that Factor is not entitled to assign the right to a third party, including an Indemnifier, then the Receivable shall be deemed never to have been approved.

12. PAYMENT DUE DATE UNDER INVOICE

     12.1 Subject to the provisions of this section, the payment due date of each Invoice shall correspond to the terms of payment stated in the Factoring Line Terms and Conditions approved for such Account Debtor (the "Original Period").

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     12.2 Client may request Factor, in advance, that the period for payment of a certain Invoice be different than the Original Period.

     12.3 Factor shall have absolute discretion as to whether to grant the request. If the request is approved, the additional period shall not exceed twice the Original Period, or another 45 days, whichever is shorter.

     12.4 In the event that Factor shall have granted Client's request, and Client shall have fulfilled all of the other undertakings thereof in connection with the Receivable, pursuant to this agreement, including its undertakings with respect to the Factoring Line Ceiling, then the Receivable underlying the said Invoice shall be deemed an Approved Receivable.

13. FURNISHING OF RELEVANT INFORMATION

     Client shall furnish to Factor, of its own initiative, at any time, including on the date of performance of an assignment, any Information in its possession on the condition of its business, on the Underlying Transaction and the performance thereof by the parties and on the condition of Account Debtor's business.

     In this section, "Information" means any information which, if in Factor's possession, would have had a material effect on Factor's decision in connection with the approval of a Factoring Line, the acceptance of an Invoice, or the terms and conditions thereof, or merchandise stoppage, collection or handling of the Receivable. Information as provided in this agreement shall not include any public information.

14. FURNISHING OF INFORMATION AND DOCUMENTS ON DEMAND

     Client undertakes to furnish to Factor, on the demand thereof, any information or document in its possession and required by Factor, including information or documents relating to the existence of a Receivable, the existence of the Underlying Transaction, or the shipping of merchandise (including furnishing a copy of the bill of lading).

15. CLIENT'S UNDERTAKING TO STOP MERCHANDISE

     15.1 At any time prior to the rendition of a service or the delivery of merchandise to an Account Debtor, Factor shall be entitled to order Client to do anything in its power to prevent the rendition of the service, to delay the delivery of the merchandise or to prevent the arrival thereof at the Account Debtor's, if one of the following shall have occurred:

          15.1.1 Indemnifier shall have terminated the factoring line maintained thereby for the Account Debtor;

          15.1.2 Client, Factor or Indemnifier shall have received information on the merchandise or the service, the Client or the Account Debtor, which, had it been in the possession of Factor and/or Indemnifier prior to the assignment of the right to Factor and/or Indemnifier, would have caused them to decline the Invoice, or could have caused Factor to withdraw its consent to render Factoring Services for the Receivable.

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     15.2 In the event that Client shall have failed to act as provided in
     Section 15.1 [sic] or Section 15.1.2, then all Invoices pertaining to the said shipments shall be deemed as unapproved Receivables, and Factor shall be entitled, by written notice to Client, to terminate the Factoring Line relating to the said Account Debtor.

16. NOTICE TO ACCOUNT DEBTOR AND PAYMENT DEMAND

     16.1 Client undertakes to notify Account Debtor of its engagement with Factor in a factoring agreement, pursuant to which it shall be assigning Account Debtor's Receivable to Factor or Indemnifier.

     16.2 Client undertakes that any Invoice and payment demand pertaining to a Receivable and any copy thereof, to be issued thereby to Account Debtor, shall include a notice to Account Debtor with regard to the assignment of the Receivable to Factor or to Import Factor, in the form to be delivered to Client by Factor, and an irrevocable order to pay the sum of the Receivable to Factor or to Import Factor, in the form to be delivered to Client by Factor.

17. COLLATERAL RECEIVED BY CLIENT

     17.1 Bills of Exchange - Client undertakes to act as follows in any event in which a note, drawn by Account Debtor to Client, shall have been provided to secure any Receivable:

          17.1.1 The payee under the note shall be Factor or Client.

          17.1.2 If Client shall have been named as payee on the note, Client shall endorse the note to Factor in such a manner that Factor shall be deemed a holder in due course of the note.

          17.1.3 Client shall act to have Account Debtor apply an acceptance signature to the note, and shall notify Factor of the date of performance of the acceptance by Account Debtor.

          17.1.4 In the event that a violation notice or a notice of dishonored note shall be required, Client undertakes to perform such act in a timely manner and so as to preserve all rights under the note.

          17.1.5 Client shall take all reasonable measures to ensure that all signatures on the note are duly applied.

     17.2 OTHER COLLATERAL - Insofar as such act shall not constitute a breach of other undertakings of Client, Client undertakes to transfer and/or assign to Factor any collateral in its possession or which shall be in its possession in the future for any Receivable, and to take any measure necessary to validate such transfer and/or assignment.

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     17.3 In the event that Client shall have collected a Receivable through the realization of collateral, it shall not be entitled to receive the sum of such Receivable from Factor, and shall be obligated to return any sum received on account of such Receivable to Factor.

18. FORWARDING OF PROCEEDS

     Client undertakes:

     18.1 To forward to Factor any sum, check, note or other means of payment received thereby from an Account Debtor for a Receivable.

     18.2 That any sum, check, note or other means of payment received by Client as aforesaid shall, pending delivery thereof to Factor, be deemed to be held by Client in trust for Factor.

     18.3 That Client shall have no title, possession, lien, setoff or claim due to such proceeds.

     18.4 The aforesaid notwithstanding, Factor may, at the discretion thereof, consent, by written notice to be delivered to Client, that a certain payment remain in Client's hands.

19. NOTICE OF OTHER TRANSACTIONS

     Client undertakes to notify Factor of any transaction to be performed thereby with an Account Debtor, which is not included in the definition of Receivable under this agreement.

20. CLAIMS

     Client undertakes to assist Factor, as reasonably required, in enforcing claims entertained by Factor against an Account Debtor.

21. NO CONFLICTING AGREEMENTS

     21.1 So long as this agreement is in effect, or so long as any sums shall be due to Factor from Client and/or Account Debtor, Client undertakes to assign no Receivable to others.

     21.2 Client undertakes not to discount [already pledged] [sic] other notes and negotiable instruments received thereby from an Account Debtor due to any Receivable, but to forward the same to Factor.

22. FACTOR'S UNDERTAKINGS IN CONNECTION WITH APPROVED RECEIVABLES

     Subject to the provisions of this agreement, Factor undertakes to:

     22.1 Monitor the status of Receivables assigned thereto for Client.

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     22.2 Handle the collection of Receivables assigned thereto under this agreement, according to Factor's standard practices in connection with receivables assigned thereto pursuant to factoring agreements.

     22.3 Pay the sum of any Invoice issued for an Approved Receivable and not paid by Account Debtor, in accordance with Section 26.

23. FACTOR'S AND INDEMNIFIER'S POWERS REGARDING COLLECTION OF RECEIVABLES

     23.1 Factor or Import Factor, and if needed Insurer, shall be entitled to demand that the original documents conferring title to merchandise and the insurance documents be delivered through them.

     23.2 For the purpose of collection, Factor shall be entitled to act through a third party.

     23.3 Factor and Indemnifier shall have discretion in determining and conducting Receivable collection proceedings, including the institution of legal or other action and with respect to the manner of conduct thereof; provided, however, that if the collected Receivable is not an Approved Receivable, Client shall be joined in the decision-making and in the conduct of proceedings as aforesaid. In the event that Factor shall have taken no action to collect an unapproved Receivable within 90 days from its payment due date, the assignment with respect to such Receivable shall be revoked, notice thereof shall be given to Account Debtor, and the right to collect the Receivable shall be returned to Client.

     23.4 Without derogating from the generality of the aforesaid, Factor and/or Indemnifier shall be entitled to reach a settlement or arrangement with Account Debtor, including with regard to the collection of expenses or fees; provided, however, that Client's prior written consent shall be required for settlements or arrangements concerning an unapproved Receivable.

24. REIMBURSEMENT OF EXPENSES

     24.1 If obligated to pay an Approved Receivable, Factor shall bear the expenses of collecting the same.

     24.2 The aforesaid notwithstanding, Client shall bear any reasonable expense relating to the collection of Receivables which Factor is not obligated to pay, if not paid by Account Debtor, including expenses deriving from the performance of the collection through a third party or the Indemnifier, provided that the provisions of Section 23.3 shall have been fulfilled.

     24.3 Client undertakes to pay any such expenses per Factor's demand.

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25. TRANSFER OF SUMS RECEIVED UPON COLLECTION

     25.1 Factor undertakes to credit Client for sums identical to those actually collected by Factor from Account Debtors, immediately after collection thereof, by virtue of the assignments of rights under this agreement, on Invoices deposited therewith, less any sums due to Factor from Client.

     25.2 In the event that Factor shall have transferred to Client a sum received thereby from Import Factor, which relates to a payment order or negotiable instrument delivered by Account Debtor, which payment order or negotiable instrument shall subsequently turn out not to have been honored, Client shall return such sum to Factor upon the first demand thereof.

26. PAYMENT OF THE SUM OF AN INVOICE FOR AN APPROVED RECEIVABLE

     In connection with an Invoice relating to an Approved Receivable, that is deposited with Factor, Factor undertakes as follows:

     26.1 If an Account Debtor shall default on a Receivable relating to an approved Invoice3, Factor shall pay Client a sum equal to the rate of Factor's undertaking from the sum of any such Invoice under the Factoring Line Terms and Conditions, in the currency stated therein, without interest or differences of indexation, less the sums specified in Section 32 hereunder.

     26.2 If Indemnifier is an Import Factor, or in the absence of an Indemnifier, payment under this section shall be made no later than 3 business days, in Israel and in Import Factor's country, after the 90th day following the payment due date under the Invoice.

     26.3 If Indemnifier is an Insurer, payment shall be made no later than 3 business days, in Israel and in such Insurer's country, after the day fixed for the indemnification of Factor by Insurer pursuant to the insurance policy.

     26.4 In the event that Factor shall have paid Client pursuant to the undertaking, and that a Dispute shall have arisen after payment is made, Client shall return to Factor, at its first demand, any amount paid thereto pursuant to the undertaking, plus interest at the rate of the Advance Fee under the Factoring Line Terms and Conditions, to be calculated from the date of payment of any such sum by Factor to Client, until the date of actual repayment.

3 Translator's note: This sentence should probably have read "If an Account Debtor shall default on an INVOICE RELATING TO AN APPROVED RECEIVABLE...".

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27.  ADVANCES ON APPROVED RECEIVABLES

     Factor and Client agree that the Factoring Services shall include the payment of advances on Approved Receivables, subject to the following terms and conditions:

     27.1 Advances shall be made only on fully Approved Receivables.

     27.2 The advance shall be a fixed percentage of the sum of any Invoice, in accordance with the Factoring Line Terms and Conditions.

     27.3 The Advance Fee, at the rate fixed in the Factoring Line Terms and Conditions, shall be deducted from the sum of any advance and paid to Factor, as follows:

          27.3.1 On the date of payment of the advance by Factor to Client, the estimated sum of the Advance Fee shall be deducted from the advance, i.e., calculated in accordance with the payment period fixed on the Invoice.

          27.3.2 If Account Debtor shall have paid the Invoice prior to the date fixed thereon, Factor shall credit Client the rate fixed for the Advance Fee in accordance with the number of prepayment days, and shall charge Client the same rate if Account Debtor shall have paid the Invoice after the date fixed thereon, in accordance with the number of days which shall have elapsed from the Payment Due Date fixed on the Invoice until the date of actual payment.

          27.3.3 In the event that Account Debtor shall have defaulted on the Invoice and Factor shall have an obligation to pay pursuant to the undertaking, the Advance Fee shall be calculated from the date fixed on the Invoice until the date of payment by Factor.

28. DISPUTE

     If Account Debtor shall refuse to pay an Approved Receivable due to a Defense raised against the Receivable, such Receivable shall be deemed never to have been an Approved Receivable, and the following provisions shall apply:

     If the Receivable shall have been assigned to an Import Factor:

     28.1 Client shall take all measures necessary to settle the Dispute as quickly as possible.

     28.2 If the Dispute shall not have been settled, Client shall institute the legal proceeding necessary to collect the Receivable within 90 days from the Date of Commencement of the Dispute.

     28.3 Client shall update Factor, on a full and ongoing basis, on the status of the proceedings or the negotiations to settle the Dispute.

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     28.4 The aforesaid notwithstanding, Factor shall be entitled, subject to the provisions of Section 23.3, to take action of its own to settle the Dispute, including instituting legal action.

     28.5 In the event that Client shall have fulfilled its undertakings, and one of the following events shall have occurred, Factor shall pay Client the sum of the Receivable according to its undertaking:

          28.5.1 The Dispute shall have been settled by way of a compromise without a judicial ruling, within 180 days from the date of commencement, and notice of the settlement shall have been furnished to Factor, provided that Account Debtor shall have undertaken, within the framework of the settlement, to make payment no later than 30 days after the date of the settlement.

          28.5.2 A judgment shall have been issued in favor of Client by a competent court or another competent judicial tribunal, including by way of arbitration, within 3 years from the Date of Commencement of the Dispute, provided that all of the following shall have occurred:

               (a) The legal proceeding shall have been opened by the lawful service of process or demand for arbitration before the lapse of 180 days from the Date of Commencement of the Dispute.

               (b) The judgment shall have been furnished to Factor, and the date of payment fixed therein shall be no later than 30 days after the date of issuance of the judgment.

     28.6 If the Dispute shall have been settled within 75 days from the payment due date of the Invoice which is the subject matter of the Dispute, Factor's liability to pay Client the sum of the Disputed Receivable shall be as fixed in Section 26 above.

     28.7 If the Dispute shall have been settled more than 75 days after the payment due date fixed in the Invoice, Factor shall pay Client the sum of the Receivable within 15 business days from the date of furnishing thereto of a judgment or notice on the settlement of the Dispute by way of a compromise.

     28.8 If the Dispute shall not have been settled within the aforementioned time frames, Factor shall be exempt from its liability for Payment Pursuant to the Undertaking.

     If the Receivable shall have been assigned to an Insurer: Factor and Client shall act in accordance with the provisions of the insurance policy, provided that it is not inconsistent with the provisions of this agreement.

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29. UNAPPROVED RECEIVABLES

     29.1 If Factor shall have been furnished an Invoice, the Receivable under which is unapproved, and so long as it remains unapproved, Factor shall have no liability to Client to pay such Receivable.

     29.2 The aforesaid notwithstanding, the Receivable shall be deemed to have been assigned to Factor, which shall be entitled to act to collect the same, at its discretion and subject to the provisions of Section 23.3.

     29.3 In the event that Factor shall have actually collected any sums due to any Receivable deemed an unapproved Receivable under this agreement, Factor shall have the rights of lien and setoff with respect thereto.

30. ARREARS INTEREST

     In the event that Client shall have been required by Factor to pay Factor any sum in accordance with this agreement, and such sum shall not have been paid (or offset, or another collateral shall have been given to Factor's satisfaction) within 15 days from the date of demand, the debt shall bear interest at the maximum rate charged by Factor on unapproved debit balances in checking accounts maintained in the currency of the demand, from the date of the demand.

     This section shall not derogate from another right available to Factor under this agreement or by law.

31. LIEN AND SETOFF

     31.1 Factor may offset an amount due thereto from Client against any sum due to Client from Factor pursuant to the terms and condition of this agreement.

     31.2 The said setoff right shall apply also to collateral and to the proceeds from the realization thereof.

     31.3 So long as Client has an indebtedness to Factor, Factor may retain any sum, asset or collateral held thereby.

32. DEDUCTIONS

     It is agreed that any sum due to Factor from Client at the time being, shall be deducted from any sum credited to Client pursuant to the provisions of this agreement, following an actual collection, or as an advance, as follows:

     32.1 Factoring fees.

     32.2 Advance Fee.

     32.3 Rate of Retention.

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

     32.4 Principal of and interest on any indebtedness of Client to Factor.

     32.5 Payment deriving from taxes or levies involved in the performance of this agreement, insofar as required by law.

     32.6 An amount paid by Factor to Client as an advance or pursuant to Factor's undertaking, the underlying Receivable of which turns out to be unapproved.

     32.7 An amount included in a credit notice issued by Client to Account Debtor.

     32.8 Any other sum due to Factor from Client.

     32.9 Conversion and transfer fees, banking expenses and expenses, all in accordance with this agreement.

33. CALCULATION OF THE BALANCE FOR WITHDRAWAL

     Factor shall calculate the balance available to Client.

     X = A - (A * b%) - C - D

     While:

     X = The balance for withdrawal

     A = The aggregate sum of Invoices for Approved Receivables (i.e., the aggregate sum of Invoices furnished to and accepted by Factor, less the aggregate sum of Invoices for unapproved Receivables, as of the date of calculation)

     b = The Retention Rate

     C = The aggregate sum of Invoices for Receivables in Dispute paid by Factor to Client

     D = Amounts paid to Client in the past and not yet collected by Factor

34. COLLATERAL

     34.1 If Client and Factor shall agree upon the provision of collateral, Client undertakes to furnish the same so long as Client has any indebtedness to Factor.

     34.2 The collateral shall be free of any security interest, attachment or other third party right. Client shall be entitled to give no security interest in the collateral to others, other than with rights subordinate to those of Factor.

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

     34.3 REGISTRATION OF SECURITY INTERESTS

          34.3.1 Client shall act to register a security interest in any collateral in the appropriate registry; provided, however, that Factor shall be entitled to act by itself to have the security interest registered.

          34.3.2 Client shall sign any document required to validate the security interest in any collateral.

          34.3.3 Client shall bear the expenses involved in the registration, handling and realization of collateral.

35. EXPIRATION OF THE AGREEMENT

     Each party shall be entitled to terminate this agreement by giving notice to the other at least 90 days in advance (the "NOTICE PERIOD").

     It is clarified that:

     35.1 The parties' rights and obligations under this agreement shall remain in effect from the date of the notice throughout the Notice Period, with the exception of Client's obligation to continue assigning any and all Receivables to Factor.

     35.2 Upon expiration of the Notice Period, the parties' rights and obligations shall remain in effect with respect to any Receivable approved prior to the date of expiration, and with respect to any right and obligation deriving from the period prior thereto.

     35.3 Upon expiration or termination of the agreement for any reason, the parties shall notify Account Debtors of the revocation of the assignment with respect to Receivables created after the termination.

36. TERMINATION OF THE AGREEMENT

     The parties hereby determine that, due to the nature and quality of this contract, the provisions of Sections 2, 3, 5, 6, 8, 9, 10, 11, 12, 13, 14, 16, 18, 20, 21, 22, 25, 26, 28, 29, 30, 31, 32, 34 and 39 of this contract, including the subsections thereof, shall be deemed fundamental provisions, the failure to fulfill or the breach of which shall be deemed a fundamental breach.

     36.1 Without derogating from the parties' lawful rights, Factor may terminate this agreement with immediate effect in each of the following cases:

          36.1.1 If, in Factor's opinion, there is substantial fear for Client's ability to perform its undertakings under this agreement, or the ability thereof to perform its undertakings to an Account Debtor.

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

          36.1.2 If proceedings shall have been instituted against Client for the attachment of a material asset thereof, receivership, dissolution or bankruptcy, or a composition with creditors.

          36.1.3 If Client shall have ceased its business operations, or materially reduced the same outside the ordinary course of business.

37. FACTOR'S LIABILITY

     Factor and Client shall not be liable for any loss or damage incurred by the other party due to FORCE MAJEURE or events beyond their control, including riots, strikes, acts of war, or the acts of a governmental, local or other authority, in Israel and overseas.

38. FACTOR'S RECORDS

     Factor's records in connection with the Factoring Services, any Receivable, the parties' undertakings under this agreement and the manner of performance thereof, shall constitute PRIMA FACIE evidence of the veracity of the content thereof.

39. REVIEW OF DEBITS, CREDITS AND DOCUMENTS BY CLIENT

     39.1 Factor undertakes to furnish to Client its records in connection with the rendition of the Factoring Services, including records on debits and credits.

     39.2 Client undertakes to review Factor's records as issued thereto, and any other document sent thereto by Factor, and to notify Factor in writing, within 90 days, of any reservation about the content thereof.

40. RECEIVABLES IN FOREIGN CURRENCY

     40.1 Any indebtedness of Client to Factor in a foreign currency shall be paid in the same currency.

41. DATABASES

     In accordance with the Privacy Protection Law, 5741-1981, Client agrees and declares that:

     41.1 It is subject to no lawful duty to deliver to Factor details necessary for the performance of this agreement (in this section: "Information"). The delivery of the Information is dependent upon Client's wishes and consent.

     41.2 The Information shall be stored, according to Factor's needs, in databases of Factor or of another on its behalf, or of anyone rendering to Factor computer and data processing services, or any other service essential to the rendition of the Factoring Services, including the Indemnifier.

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

     41.3 The Information shall be used by Factor, for the purpose of rendering the Factoring Services, as customary in its current work and at its discretion.

     41.4 Client consents to the delivery of the Information to a person acting in the name or on behalf of Factor in the performance of this agreement, and to a third party to whom a right under this agreement shall have been assigned, including the Indemnifier.

42. Anything stated above in the masculine form shall be deemed to have been stated also in the feminine form.

43. The headings in this agreement are inserted for the purpose of convenience and reference only.



          IN WITNESS WHEREOF, THE PARTIES HAVE HERETO SET THEIR HANDS


    [ stamp and signature of                    [ stamp and signature of
 Investec Bank (Israel) Ltd. ]                        Eltek Ltd. ]
   __________________________                  __________________________

          FACTOR                                          CLIENT




                                  CERTIFICATION

I, the undersigned, _________________, Adv., do hereby certify that this agreement was signed by Messrs. __________________ and _________________, who
are authorized to sign on its behalf and to bind it with its signature [sic]. Minutes of the company's board of directors and of the board of directors' approval pursuant to Section 282 of the Companies Law, 57394-1999 are attached hereto.



________________________
ATTORNEY

4 Sic - should be 5759.

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